Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated March 1, 2023 and should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2022 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
Crescent Point's 2022 results demonstrate strong operational execution, a strengthened balance sheet and continued commitment to shareholder returns. Strong WTI prices supported the Company's positive financial results, with adjusted funds flow from operations of $2.23 billion, net income of $1.48 billion and $1.15 billion of excess cash flow during 2022. The Company reduced net debt by $850.3 million, exiting the year with a net debt balance of approximately $1.15 billion and a net debt to adjusted funds flow from operations ratio of 0.5 times. The Company recorded a net impairment reversal of $428.6 million for the year, which was primarily attributable to higher forecast commodity prices partially offset by higher forecast costs.
The Company achieved its 2022 guidance with average annual production of 132,282 boe/d (guidance of 132,000 boe/d), annual operating expenses of $713.1 million or $14.77/boe (guidance of $14.75/boe), and development capital expenditures of $956.1 million (guidance of $950.0 million) to drill 206.6 net wells. The inflationary environment in 2022 resulted in higher expenses and capital costs compared to 2021 levels.
The Company continued to focus its asset portfolio and further enhance its long-term sustainability in 2022. In August, the Company acquired certain Kaybob Duvernay assets for cash consideration of $87.0 million, strengthening its position in this core area. Subsequent to year end, the Company closed the acquisition of additional Kaybob Duvernay assets for cash consideration of $370.6 million. These strategic transactions increased the Company's drilling inventory in the Kaybob Duvernay to over 20 years. The Company also closed non-core asset dispositions for total cash consideration of $283.6 million during 2022.
In July 2022, the Company achieved its near-term debt target and released its updated return of capital framework targeting the return of up to 50 percent of discretionary excess cash flow, in addition to its base dividend, through a combination of share repurchases and dividends. During the year, the Company repurchased for cancellation 31.3 million common shares for aggregate consideration of $294.2 million, and declared $0.3600 per share in dividends to shareholders. In 2022, the Company raised its quarterly cash dividend three times, from an initial quarterly dividend of $0.0450 per share to a quarterly dividend of $0.1000 per share payable on April 3, 2023.
Crescent Point's 2023 guidance includes annual average production of 138,000 - 142,000 boe/d and development capital expenditures of $1.00 - $1.10 billion. Based on current forecast commodity prices, the Company expects to generate strong returns and cash flow to provide continued returns to shareholders.
Adjusted funds flow from operations, net debt, net debt to adjusted funds flow from operations and excess cash flow are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Results of Operations
Production

	2022	2021	% Change
Crude oil and condensate (bbls/d)	91,679	95,839	(4)
NGLs (bbls/d)	17,039	17,769	(4)
Natural gas (mcf/d)	141,384	114,452	24
Total (boe/d)	132,282	132,683	—
Crude oil and liquids (%)	82	86	(4)
Natural gas (%)	18	14	4
Total (%)	100	100	—

CRESCENT POINT ENERGY CORP.	1

The following is a summary of Crescent Point's production by area:

Production By Area (boe/d)	2022	2021	% Change
Saskatchewan	68,986	80,893	(15)
Alberta	44,766	31,739	41
North Dakota	18,530	20,051	(8)
Total	132,282	132,683	—
Total production averaged 132,282 boe/d during 2022 compared to 132,683 boe/d in 2021. The Company's production by area has varied as production growth in the Kaybob Duvernay area was offset by non-core asset dispositions in Saskatchewan.
The Company's weighting to crude oil and liquids production in 2022 decreased by 4 percent. The decrease was primarily due to higher natural gas production as a result of production growth in the Kaybob Duvernay area and the dispositions of non core oil-weighted conventional assets in Southeast Saskatchewan as well as in the Saskatchewan Viking resource play.
Exhibit 1
Marketing and Prices

Average Selling Prices (1)	2022	2021	% Change
Crude oil and condensate ($/bbl)	115.72	78.43	48
NGLs ($/bbl)	45.02	42.33	6
Natural gas ($/mcf)	6.60	4.51	46
Total ($/boe)	93.06	66.21	41
(1)The average selling prices reported are before realized commodity derivatives and transportation.

Benchmark Pricing	2022	2021	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	94.23	67.96	39
WTI crude oil (Cdn$/bbl)	122.54	85.16	44
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(4.42)	(5.01)	(12)
FOS crude oil (Cdn$/bbl) (3)	(21.81)	(12.89)	69
UHC crude oil (US$/bbl) (4)	3.94	(0.05)	(7,980)
C5+ condensate (Cdn$/bbl) (5)	(0.64)	0.35	(283)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	5.31	3.62	47
AECO monthly index natural gas (Cdn$/mcf)	5.56	3.57	56
NYMEX natural gas (US$/mmbtu) (7)	6.64	3.85	72
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.769	0.798	(4)
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.

CRESCENT POINT ENERGY CORP.	2

Benchmark crude oil prices strengthened in the first half of 2022, primarily due to the recovery in global demand from the impacts of the COVID-19 pandemic and the impact of the Russian invasion of Ukraine. OPEC did not sufficiently increase production to meet growing demand which put additional pressure on global inventory levels. The increase in demand was partially offset by releases of crude oil from the Strategic Petroleum Reserve ("SPR") by the U.S. government, which increased supply. In the second half of the year WTI prices fell primarily due to heightened fears of a global recession and its effect on capital markets.
U.S. natural gas prices strengthened in 2022, due to the conflict in Ukraine and the call on U.S. natural gas to meet European demand. The recovery from the pandemic also spurred further demand for natural gas and incremental strength in global gas prices.
Alberta natural gas prices were higher than the previous year due to the increased global demand for natural gas; however, reduced takeaway capacity from pipeline maintenance put downward pressure on prices and resulted in a wider AECO differential to NYMEX relative to 2021.
Exhibit 2
LSB and UHC crude oil differentials improved in 2022 compared to the same periods in 2021, primarily due to planned maintenance of oil sands upgraders, which removed significant light oil supply from the market. FOS crude oil differentials widened in 2022, primarily due to discounted Western Canadian Select ("WCS") crude oil pricing in the U.S. Gulf Coast as a result of the SPR releases. WCS crude oil differentials were also impacted by a fire at the BP Toledo refinery in September 2022 which resulted in a full shutdown and reduced heavy oil demand in the Petroleum Administration for Defense Districts Midwest.
Condensate differentials weakened slightly in 2022, primarily due to depressed naphtha pricing in the U.S. Gulf Coast, which competes directly with Canadian C5+.
In 2022, the Company's average selling price for crude oil and condensate increased 48 percent, primarily due to a 44 percent increase in the Cdn$ WTI benchmark price.
Crescent Point's corporate crude oil and condensate differential relative to Cdn$ WTI in 2022 was $6.82 per bbl compared to $6.73 per bbl in 2021. The slightly wider differential was driven by weaker FOS and C5+ differentials, partially offset by stronger LSB and UHC price differentials.
In 2022, the Company's average selling price for NGLs remained relatively consistent with 2021.
The Company's average selling price for natural gas in 2022 increased 46 percent, primarily as a result of the increases in the AECO daily and NYMEX benchmark prices. The Company's Canadian gas production generally trades at a slight premium to AECO pricing.
Exhibit 3

CRESCENT POINT ENERGY CORP.	3

Exhibit 4
Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, propane, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil and NGL derivatives are referenced to WTI and Conway C3, respectively. The Company's natural gas derivatives are referenced to NYMEX and the AECO monthly index. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options, to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 25 – "Financial Instruments and Derivatives" in the audited consolidated financial statements for the period ended December 31, 2022 for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains and losses:

($ millions, except volume amounts)	2022	2021	% Change
Average crude oil volumes hedged (bbls/d) (1)	44,229	48,432	(9)
Crude oil realized derivative loss (1)	(647.3)	(351.1)	84
per bbl	(19.34)	(10.04)	93
Average NGL volumes hedged (bbls/d)	416	210	98
NGL realized derivative loss	(1.1)	(0.7)	57
per bbl	(0.18)	(0.11)	64
Average natural gas volumes hedged (GJ/d) (2) (3)	31,233	35,397	(12)
Natural gas realized derivative gain (loss) (3)	6.6	(9.0)	(173)
per GJ	0.13	(0.22)	(159)
Average barrels of oil equivalent hedged (boe/d) (1) (3)	49,579	54,234	(9)

Total realized commodity derivative losses (1) (3)	(641.8)	(360.8)	78
per boe	(13.29)	(7.45)	78
(1)The crude oil realized derivative loss for the year ended December 31, 2022 and December 31, 2021 includes the realized derivative gains and losses on financial crude oil price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial crude oil price differential contracts.
(2)GJ/d is defined as gigajoules per day.
(3)The natural gas derivative gain for the year ended December 31, 2022 includes the realized derivative gains on financial natural gas price differential contracts. The average natural gas volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial natural gas price differentials contracts.
The Company's realized derivative losses for crude oil were $647.3 million for the year ended December 31, 2022, compared to $351.1 million in 2021. The increased realized derivative losses were primarily attributable to the increase in the Cdn$ WTI benchmark price.
The Company's realized derivative losses for NGLs were $1.1 million for the year ended December 31, 2022, compared to $0.7 million in 2021. The increased derivative losses in 2022 were primarily attributable to the higher average hedged volumes.
Crescent Point's realized derivative gains for natural gas were $6.6 million for the year ended December 31, 2022, compared to losses of $9.0 million in 2021. The gains relate to the Company's financial natural gas basis differential contracts as a result of the wider AECO to NYMEX differential. The derivative gains in 2022 on basis differential contracts were partially offset by losses on AECO swap contracts.

CRESCENT POINT ENERGY CORP.	4

Exhibit 5
The following is a summary of the Company's unrealized commodity derivative gains (losses):

($ millions)	2022	2021	% Change
Crude oil	145.6	(128.6)	(213)
NGL	(0.1)	1.9	(105)
Natural gas	22.9	(1.4)	(1,736)
Total unrealized commodity derivative gains (losses)	168.4	(128.1)	(231)
For the year ended December 31, 2022, the Company recognized a total unrealized derivative gain of $168.4 million on its commodity contracts compared to a total unrealized derivative loss of $128.1 million in 2021. The unrealized crude oil derivative gain in 2022 was primarily attributable to the maturity of out-of-the-money derivative contracts, partially offset by the increase in the Cdn$ WTI forward benchmark prices at December 31, 2022 compared to December 31, 2021. The unrealized gain on natural gas derivative contracts in 2022 was primarily due to the decrease in the AECO monthly index forward benchmark price relative to the Company's average hedge price and a wider AECO differential to NYMEX.
Oil and Gas Sales

($ millions) (1)	2022	2021	% Change
Crude oil and condensate sales	3,872.4	2,743.7	41
NGL sales	280.0	274.5	2
Natural gas sales	340.7	188.3	81
Total oil and gas sales	4,493.1	3,206.5	40
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales increased by 40 percent in 2022 compared to 2021. Crude oil and condensate sales increased 41% due to the impact of higher realized pricing, partially offset by lower production volumes. Natural gas sales increased 81% due to higher realized pricing and increased natural gas production volumes.
Exhibit 6

CRESCENT POINT ENERGY CORP.	5

Royalties

($ millions, except % and per boe amounts)	2022	2021	% Change
Royalties	600.9	408.8	47
As a % of oil and gas sales	13	13	—
Per boe	12.45	8.44	48
Royalties increased 47 percent in 2022 compared to 2021 due to the increase in oil and gas sales. Royalties as a percentage of oil and gas sales remained consistent in 2022 compared to 2021.
Exhibit 7
Operating Expenses

($ millions, except per boe amounts)	2022	2021	% Change
Operating expenses	713.1	625.3	14
Per boe	14.77	12.91	14
Operating expenses increased 14 percent in 2022 compared to 2021. The increases were primarily attributable to cost inflation throughout multiple cost categories, including gathering and processing, utilities, fuel, labour and trucking. Field activity levels, including well servicing and repair and maintenance, increased in 2022 to maximize production in response to stronger commodity prices. On a per boe basis, operating costs increased 14 percent in 2022 compared to 2021.
Exhibit 8
Transportation Expenses

($ millions, except per boe amounts)	2022	2021	% Change
Transportation expenses	139.8	117.7	19
Per boe	2.90	2.43	19
Transportation expenses increased 19 percent in 2022 compared to 2021, primarily due to higher pipeline tariffs and an increase in trucking costs and activity. On a per boe basis, transportation expenses increased by $0.47 per boe in 2022 compared to 2021.

CRESCENT POINT ENERGY CORP.	6

Exhibit 9
Netback

	2022	2021
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Oil and gas sales	93.06	66.21	41
Royalties	(12.45)	(8.44)	48
Operating expenses	(14.77)	(12.91)	14
Transportation expenses	(2.90)	(2.43)	19
Operating netback (1)	62.94	42.43	48
Realized loss on commodity derivatives	(13.29)	(7.45)	78
Netback (1)	49.65	34.98	42
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil and condensate. These categories include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the year ended December 31, 2022 increased significantly to $62.94 per boe from $42.43 per boe in 2021. The increase in the Company's operating netback was primarily due to the increase in average selling price, partially offset by higher royalties and the increases in operating and transportation expenses. The increase in the Company's netback was a result of the increase in the operating netback, partially offset by an increased realized loss on commodity derivatives.
Exhibit 10

CRESCENT POINT ENERGY CORP.	7

General and Administrative Expenses

($ millions, except per boe amounts)	2022	2021	% Change
Gross general and administrative expenses	137.3	140.0	(2)
Overhead recoveries	(20.5)	(19.4)	6
Capitalized	(35.0)	(30.8)	14
Total general and administrative expenses	81.8	89.8	(9)
Transaction costs	(5.1)	(12.5)	(59)
General and administrative expenses	76.7	77.3	(1)
Per boe	1.59	1.60	(1)
General and administrative ("G&A") expenses and G&A expenses per boe remained relatively consistent year over year. The impact of higher employee costs with return to office and higher professional fees were offset by lower transaction costs in 2022.
Transaction costs relate to the Company's acquisition and disposition transactions. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 11
Interest Expense

($ millions, except per boe amounts)	2022	2021	% Change
Interest expense on long-term debt	64.7	88.9	(27)
Unrealized (gain) loss on interest derivative contracts	(1.1)	1.7	(165)
Interest expense	63.6	90.6	(30)
Per boe	1.32	1.87	(29)
Interest expense on long-term debt decreased 27 percent in 2022, primarily due to the Company's lower average debt balances.
At December 31, 2022, all of the Company's outstanding long-term debt had fixed interest rates.
Exhibit 12

CRESCENT POINT ENERGY CORP.	8

Foreign Exchange Gain (Loss)

($ millions)	2022	2021	% Change
Realized gain on CCS - principal	63.8	—	100
Translation of US dollar long-term debt	(94.3)	37.0	(355)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	4.4	(34.4)	(113)
Other	7.3	1.8	306
Foreign exchange gain (loss)	(18.8)	4.4	(527)
The Company hedges its foreign exchange exposure using a combination of cross currency swaps ("CCS") and foreign exchange swaps. During the year ended December 31, 2022, the Company realized a $63.8 million gain on CCS related to senior guaranteed note maturities and LIBOR loan maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. For the year ended December 31, 2022, the Company recorded foreign exchange losses of $94.3 million, which was attributed to the weaker Canadian dollar at December 31, 2022 as compared to December 31, 2021.
For the year ended December 31, 2022, Crescent Point recorded an unrealized gain on foreign exchange derivatives of $4.4 million, due to the impact of the weaker forward Canadian dollar on the Company's CCS at December 31, 2022 as compared to December 31, 2021.
Share-based Compensation Expense

($ millions, except per boe amounts)	2022	2021	% Change
Share-based compensation costs	77.3	77.7	(1)
Realized gain on equity derivative contracts	(26.4)	(9.7)	172
Unrealized (gain) loss on equity derivative contracts	2.9	(22.8)	(113)
Capitalized	(14.7)	(14.3)	3
Share-based compensation expense	39.1	30.9	27
Per boe	0.81	0.64	27
Share-based compensation ("SBC") costs remained consistent year over year.
In 2022, the Company recognized a realized gain on equity derivative contracts of $26.4 million, which was primarily due to the maturity of in-the-money equity derivative contracts in the first quarter of 2022. The Company also recognized an unrealized loss on equity derivative contracts of $2.9 million compared to an unrealized gain of $22.8 million in 2021. The unrealized loss in 2022 was primarily due to the maturity of in-the-money equity derivative contracts in the first quarter of 2022, partially offset by the increase in the Company's share price at December 31, 2022 compared to December 31, 2021.
Exhibit 13

CRESCENT POINT ENERGY CORP.	9

The following table summarizes the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	December 31, 2022	December 31, 2021
Restricted Share Bonus Plan (1)	2,244,738	3,267,717
Employee Share Value Plan	5,274,478	8,329,291
Performance Share Unit Plan (2)	2,713,176	3,214,620
Deferred Share Unit Plan	1,745,879	1,556,780
Stock Option Plan (3)	3,889,130	5,839,464
(1)At December 31, 2022, the Company was authorized to issue up to 11,210,550 common shares (December 31, 2021 - 12,924,280 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At December 31, 2022, the weighted average exercise price is $4.43 per share (December 31, 2021 - $4.04 per share).
As of the date of this report, the Company had 2,241,843 restricted shares, 5,243,262 ESVP awards, 3,550,132 PSUs, 1,754,286 DSUs and 3,862,168 stock options outstanding.
Depletion, Depreciation and Amortization

($ millions, except per boe amounts)	2022	2021	% Change
Depletion and depreciation	936.5	735.1	27
Amortization of exploration and evaluation undeveloped land	15.2	51.0	(70)
Depletion, depreciation and amortization	951.7	786.1	21
Per boe	19.71	16.23	21
For the year ended December 31, 2022, the Company's depletion, depreciation and amortization ("DD&A") rate increased to $19.71 per boe compared to $16.23 per boe in 2021. The increase in the DD&A rate per boe in 2022 was primarily attributable to the impairment reversal recorded in the first quarter of 2022, which increased the carrying value of the Company's property, plant and equipment ("PP&E"), partially offset by the Saskatchewan Viking disposition in July 2022.
DD&A increased 21 percent compared to 2021, primarily due to higher DD&A rates, partially offset by lower amortization of exploration and evaluation ("E&E") undeveloped land.
Exhibit 14
Impairment Reversal

($ millions, except per boe amounts)	2022	2021	% Change
Impairment reversal	(428.6)	(2,514.4)	(83)
Per boe	(8.88)	(51.92)	(83)
The Company recognized a net impairment reversal of $428.6 million during 2022 compared to an impairment reversal of $2.51 billion during 2021. In the first quarter of 2022, the Company recognized an impairment reversal of $1.54 billion on its development and production assets primarily due to higher forecast benchmark commodity prices at March 31, 2022 compared to June 30, 2021, which was the last time the Company conducted an impairment test. In the first quarter impairment test the Company also increased its forecast costs based on the environment and expectations at that time.
In the fourth quarter of 2022, the Company recognized an impairment loss of $985.0 million on its Southeast Saskatchewan and Southwest Saskatchewan development and production assets primarily due to the persistent inflationary environment which resulted in further increases to forecast costs as compared to March 31, 2022. In addition, a change in the expected development timing of these assets contributed to the impairment loss.

CRESCENT POINT ENERGY CORP.	10

At December 31, 2022, the Company classified certain non-core assets in Alberta as held for sale. Immediately prior to classifying the assets held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $71.3 million on PP&E. The Company also recorded an impairment loss of $56.0 million during the first quarter of 2022 related to assets held for sale at March 31, 2022. These impairments were recorded as a component of the net impairment reversal in 2022. See Note 8 – "Property, Plant and Equipment" in the audited consolidated financial statements for the year ended December 31, 2022 for further information.
Other Income
The Company recorded other income of $58.8 million in 2022 compared to $99.4 million in 2021. Other income was comprised primarily of gains on asset dispositions and government grants for decommissioning expenditures in both 2022 and 2021. See Note 19 – "Other Income" in the audited consolidated financial statements for the year ended December 31, 2022 for further information.
Taxes

($ millions)	2022	2021	% Change
Current tax expense	—	—	—
Deferred tax expense	387.9	799.7	(51)
Current Tax Expense
In both the years ended December 31, 2022 and December 31, 2021, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form for the year ended December 31, 2022 for information on the Company's expected tax horizon.
Deferred Tax Expense
In the year ended December 31, 2022, the Company recorded deferred tax expense of $387.9 million compared to $799.7 million in 2021. The deferred tax expense for 2022 and 2021 primarily relates to the pre-tax income in each year, partially offset by a change in estimate for future usable tax pools.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income and Adjusted Net Earnings from Operations

($ millions, except per share amounts)	2022	2021	% Change
Cash flow from operating activities	2,192.2	1,495.8	47

Adjusted funds flow from operations (1)	2,232.4	1,476.9	51

Net income	1,483.4	2,364.1	(37)
Net income per share - diluted	2.60	4.11	(37)

Adjusted net earnings from operations (1)	965.7	515.3	87
Adjusted net earnings from operations per share - diluted (1)	1.69	0.90	88
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities increased from $1.50 billion in 2021 to $2.19 billion in 2022.
Exhibit 15
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	11

The Company's adjusted FFO increased from $1.48 billion in 2021 to $2.23 billion in 2022.
Exhibit 16
The Company reported net income of $1.48 billion in 2022 ($2.60 per fully diluted share) compared to $2.36 billion in 2021 ($4.11 per fully diluted share).
Exhibit 17
The Company's adjusted net earnings from operations was $965.7 million in 2022 ($1.69 per fully diluted share) compared to $515.3 million in 2021 ($0.90 per fully diluted share).
Exhibit 18
Excess Cash Flow and Discretionary Excess Cash Flow
Excess cash flow increased from $788.4 million in 2021 to $1.15 billion in 2022, primarily as a result of the increases in adjusted FFO, partially offset by higher capital expenditures. Discretionary excess cash flow increased from $766.7 million to $1.00 billion in 2022, as a result of the increase in excess cash flow, partially offset by the increase in base dividends.
Excess cash flow and discretionary excess cash flow are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	12

Dividends Declared

($ millions, except per share amounts)	2022	2021	% Change
Dividends declared	200.6	47.8	320
Dividends declared per share	0.3600	0.0825	336
In October 2022, Crescent Point declared a quarterly cash dividend of $0.0800 per share to be paid on January 3, 2023. In December 2022, Crescent Point declared a quarterly cash dividend of $0.1000 per share to be paid on April 3, 2023. Both quarterly dividends were accrued at December 31, 2022. In November 2022, the Company paid a special cash dividend of $0.0350 per share.
In 2022, the Company declared total cash dividends of $0.3600 per share, compared to $0.0825 per share in 2021.
Related Party Transactions
Key management personnel of the Company include its directors and executive officers. In 2022, the Company recorded $6.1 million (2021 – $6.1 million) relating to compensation of key management personnel and nil (2021 – $2.8 million) for severance relating to key management personnel. In 2022, share-based compensation costs relating to compensation of key management personnel was $24.2 million (2021 – $23.4 million) and nil (2021 – $1.8 million) for share-based compensation severance relating to key management personnel.
Capital Expenditures

($ millions)	2022	2021	% Change
Capital acquisitions	90.7	942.4	(90)
Capital dispositions	(283.6)	(99.0)	186
Development capital expenditures	956.1	624.2	53
Land expenditures	19.2	4.9	292
Capitalized administration (1)	49.5	44.5	11
Corporate assets	2.6	2.5	4
Total	834.5	1,519.5	(45)
(1)Capitalized administration excludes capitalized equity-settled SBC.
Capital Acquisitions and Dispositions
Major Property Acquisitions and Dispositions
Saskatchewan Viking Disposition
On July 6, 2022, the Company disposed of its non-core Saskatchewan Viking assets for consideration of $241.7 million. These assets had a net carrying value of $219.7 million, resulting in a gain of $22.6 million.
Kaybob Duvernay Acquisition
On August 31, 2022, the Company acquired certain Kaybob Duvernay assets for total consideration of $87.0 million ($61.8 million was allocated to PP&E and $28.0 million was allocated to E&E assets, including $2.8 million related to decommissioning liability).
Minor Property Acquisitions and Dispositions
In the year ended December 31, 2022, the Company completed minor property acquisitions and dispositions for net consideration received of $38.2 million. These assets had a net carrying value of $34.9 million, resulting in a gain of $3.3 million.
Assets Held for Sale
At December 31, 2022, the Company classified certain non-core assets in Alberta as held for sale. These assets were recorded at the lesser of their carrying value and recoverable amount.
Development Capital Expenditures
The Company's development capital expenditures for the year ended December 31, 2022 were $956.1 million, compared to $624.2 million in 2021. Spending in 2022 was focused on the Company's core assets with $279.2 million of spending in Alberta, $258.2 million in Northern U.S., $237.0 million in Southeast Saskatchewan and $181.7 million in Southwest Saskatchewan. The high inflationary environment resulted in higher unit costs in 2022 and contributed to the increase in spending levels over 2021. During 2022, 219 (206.6 net) wells were drilled and $90.4 million was spent on facilities and seismic.
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2023.

CRESCENT POINT ENERGY CORP.	13

Exhibit 19
Goodwill
The Company's goodwill balance is attributable to corporate acquisitions completed during the period from 2003 through 2012. The goodwill balance as at December 31, 2022 was $203.9 million compared to $211.5 million at December 31, 2021. The decrease of $7.6 million is attributable to the disposition of the non-core Saskatchewan Viking assets and other minor asset dispositions.
Other Current Liabilities
At December 31, 2022, other current liabilities consist of $49.1 million related to the current portion of long-term share-based compensation, $24.9 million related to the current portion of lease liabilities, and $41.6 million related to decommissioning liability.
Other Long-Term Liabilities
At December 31, 2022, other long-term liabilities consist of $40.8 million of long-term compensation liability related to share-based compensation.
Lease Liability
At December 31, 2022, the Company had $124.1 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability, including liabilities associated with assets held for sale, decreased by $214.9 million during 2022, from $918.8 million at December 31, 2021 to $703.9 million at December 31, 2022. The decrease primarily relates to an increase in discount rate resulting from higher market interest rates, liabilities disposed through capital dispositions and liabilities settled through the Company's abandonment and reclamation program. The liability is based on estimated undiscounted cash flows before inflation to settle the obligation of $931.8 million.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2022	December 31, 2021
Net debt (1)	1,154.7	2,005.0
Shares outstanding	550,888,983	579,484,032
Market price at end of period (per share)	9.66	6.75
Market capitalization	5,321.6	3,911.5
Enterprise value (1)	6,476.3	5,916.5
Net debt as a percentage of enterprise value (1)	18	34
Adjusted funds flow from operations (1) (2)	2,232.4	1,476.9
Net debt to adjusted funds flow from operations (1) (3)	0.5	1.4
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At December 31, 2022, Crescent Point's enterprise value was $6.48 billion and the Company was capitalized with 82 percent equity compared to $5.92 billion and 66 percent at December 31, 2021, respectively. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2022 decreased to 0.5 times from 1.4 times at December 31, 2021. The decrease was largely due to a reduction in net debt as a result of excess cash flow generated in 2022, and higher adjusted funds flow from operations, primarily as a result of the increase in the Cdn$ WTI benchmark price.

CRESCENT POINT ENERGY CORP.	14

Crescent Point's market capitalization increased to $5.32 billion at December 31, 2022, from $3.91 billion at December 31, 2021, primarily due to the increase in the Company's share price.
Exhibit 20
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
The Company has combined revolving credit facilities of $2.36 billion, including a $2.26 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is November 26, 2026. As at December 31, 2022, the Company was undrawn on its bank credit facilities and had $1.8 million outstanding pursuant to letters of credit.
At December 31, 2022, the Company has senior guaranteed notes of US$921.0 million and Cdn$195.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS to hedge its foreign exchange exposure on its US dollar long-term debt. During the year ended December 31, 2022, the Company repaid senior guaranteed note maturities of US$200.0 million and Cdn$25.0 million.
The Company is in compliance with all debt covenants at December 31, 2022 which are listed in the table below:

Covenant Description	Maximum Ratio	December 31, 2022
Senior debt to adjusted EBITDA (1) (2)	3.5	0.62
Total debt to adjusted EBITDA (1) (3)	4.0	0.62
Senior debt to capital (2) (4)	0.55	0.19
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At December 31, 2022, Crescent Point had 550.9 million common shares issued and outstanding compared to 579.5 million common shares at December 31, 2021. The decrease of 28.6 million shares is due to shares purchased for cancellation under the Normal Course Issuer Bid ("NCIB"), partially offset by shares issued pursuant to the Restricted Share Bonus Plan and stock options exercised pursuant to the Stock Option Plan.
As of the date of this report, the Company had 547,957,237 common shares outstanding.
Normal Course Issuer Bid
On March 4, 2022, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement an NCIB. The NCIB allows the Company to purchase, for cancellation, up to 57,309,975 common shares, or 10 percent of the Company's public float, as at February 28, 2022. The NCIB commenced on March 9, 2022 and is due to expire on March 8, 2023.
In 2022, the Company purchased 31.3 million common shares for a total consideration of $294.2 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.

CRESCENT POINT ENERGY CORP.	15

Contractual Obligations and Commitments
At December 31, 2022, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	11.7	15.7	9.8	11.9	49.1
Gas processing (2)	64.6	105.4	88.5	291.8	550.3
Transportation	43.3	74.8	41.5	40.1	199.7
Capital	7.3	—	—	—	7.3
Total contractual commitments (3)	126.9	195.9	139.8	343.8	806.4
(1)Includes operating costs on the Company's office space, net of $18.1 million of recoveries from subleases.
(2)Gas handling agreement with a gas processor that includes a long-term volume commitment. The agreement is only terminable in very limited circumstances and if the termination were to occur because of the Company's default, the Company would be obligated to pay its processing commitment. If the processor were to terminate the agreement, the Company would need to seek alternative processing arrangements.
(3)Excludes contracts accounted for under IFRS 16. See Note 12 - "Leases" in the annual consolidated financial statements for the year ended December 31, 2022 for further information.

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Other contractual commitments
Senior guaranteed notes (1)	486.6	816.2	26.9	—	1,329.7
Total contractual commitments	486.6	816.2	26.9	—	1,329.7
(1)These amounts include the notional principal and interest payments pursuant to the related CCS which fix the amounts due in Canadian dollars.
Subsequent Events
Acquisition of Kaybob Duvernay Assets
On January 11, 2023, Crescent Point completed the acquisition of certain Kaybob Duvernay assets in Alberta for cash consideration of $370.6 million, including closing adjustments, which is expected to be allocated substantially to PP&E and E&E. Cash consideration was funded primarily through cash on hand and included a deposit on acquisition of $18.7 million.
Off Balance Sheet Arrangements
The Company has off-balance sheet arrangements consisting of various contracts which are entered into in the normal course of operations. Contracts that contain a lease are accounted for under IFRS 16 and recorded on the balance sheet as at December 31, 2022. All other contracts which are entered into in the normal course of operations are captured in the "off balance sheet commitments" table in the Contractual Obligations and Commitments section above and no asset or liability value has been assigned to these leases on the balance sheet as at December 31, 2022.

CRESCENT POINT ENERGY CORP.	16

Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 – "Significant Accounting Policies" in the audited consolidated financial statements for the year ended December 31, 2022. The following discussion outlines what management believes are the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on DD&A, decommissioning liability, deferred taxes, asset impairments and impairment reversals, and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual or as needed basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, PP&E is aggregated into cash-generating units ("CGUs"), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability is subject to judgment as it is based on the presence of reserves and results in the transfer of assets from E&E to PP&E.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are based on estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by its very nature, is subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates, share price and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, expected cash flows from estimated proved plus probable reserves and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

CRESCENT POINT ENERGY CORP.	17

Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions and market access; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; volatility in crude oil price differentials; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; adverse changes to income tax laws or other laws or government incentive programs and regulations relating to the oil and gas industry; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.
Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks to which Crescent Point is exposed include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions and dispositions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, public infrastructure constraints including blockades, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; outbreaks; mobility restrictions, loss and health of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and cyber security risks.
COVID-19 Pandemic
The onset of the COVID-19 pandemic, and actions taken in response, resulted in a significant contraction in the global economy and in the oil and gas industry. The demand for and pricing of energy products has since returned to historical levels.
Although the worst impacts of the COVID-19 pandemic on the Company's financial condition and operations appear to have passed, future developments may have an adverse effect on the Company's financial condition, income, results from operations and cash flows. Other risks disclosed in the Company's Annual Information Form, for the year ended December 31, 2022, and in this MD&A may be heightened and there may also be effects that are not currently known.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: indigenous land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
The Company’s operations are subject to costs being incurred to pay carbon taxes, to reduce GHG emissions (including methane emissions) and to perform necessary monitoring, measurement, verification and reporting of GHG emissions. Future environmental legislation may require further reductions in emissions from the Company’s operations and result in increased capital and operational expenditures related to the transition to a low-carbon economy.
Refer to the Company's Annual Information Form for the year ended December 31, 2022 for additional information on the Company's risk factors.
Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include but are not limited to: employing qualified professional and technical staff; concentrating in a limited number of areas with lower risk development projects; utilizing market proven technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging program including commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines and maintaining significant liquidity; monitoring counterparty creditworthiness and obtaining supplementary credit protection when warranted.

CRESCENT POINT ENERGY CORP.	18

Changes in Accounting Policies
New accounting standards and amendments not yet adopted
Income Taxes
IAS 12 Income Taxes was amended in May 2021 by the IASB which requires companies, on initial recognition, to recognize deferred tax on transactions that result in equal amounts of taxable and deductible temporary differences. The amendment is effective for fiscal years beginning on or after January 1, 2023.
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the IASB to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. This amendment is effective for fiscal years beginning on or after January 1, 2024.

CRESCENT POINT ENERGY CORP.	19

Selected Annual Information

($ millions, except per share amounts)	2022	2021	2020
Oil and gas sales	4,493.1	3,206.5	1,692.2

Average daily production
Crude oil and condensate (bbls/d)	91,679	95,839	95,859
NGLs (bbls/d)	17,039	17,769	14,542
Natural gas (mcf/d)	141,384	114,452	67,447
Total (boe/d)	132,282	132,683	121,642

Net income (loss) (1)	1,483.4	2,364.1	(2,519.9)
Net income (loss) per share (1)	2.62	4.15	(4.76)
Net income (loss) per share - diluted (1)	2.60	4.11	(4.76)

Adjusted net earnings from operations (2)	965.7	515.3	177.4
Adjusted net earnings from operations per share (2)	1.70	0.91	0.34
Adjusted net earnings from operations per share – diluted (2)	1.69	0.90	0.33

Cash flow from operating activities	2,192.2	1,495.8	860.5

Adjusted funds flow from operations (2)	2,232.4	1,476.9	874.4

Adjusted working capital surplus (deficiency) (2)	95.1	(201.6)	(93.4)
Total assets	9,486.4	9,171.2	6,645.9
Total liabilities	2,993.0	3,765.9	3,823.1
Net debt (2)	1,154.7	2,005.0	2,149.2

Weighted average shares - diluted (millions)	571.1	575.1	531.8

Capital acquisitions	90.7	942.4	1.4
Capital dispositions	(283.6)	(99.0)	(508.2)
Development capital expenditures	956.1	624.2	654.8

Dividends declared	200.6	47.8	9.4
Dividends declared per share	0.3600	0.0825	0.0175
(1)Net income (loss) and net income (loss) before discontinued operations are the same.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
A significant factor in Crescent Point's 2020, 2021 and 2022 financial and operational results was the COVID-19 pandemic and the resulting impact on commodity prices. In 2020, with the onset of the pandemic, the global economy collapsed sending commodity prices materially lower, which significantly impacted the Company's 2020 financial results. As the global economy recovered in 2021 and 2022, demand for goods, services and commodities increased, which drove higher commodity prices and improvements in the Company's results. Continued robust demand for goods and services supported strong commodity prices and drove persistently high inflation during 2022, which resulted in Central Banks initiating interest rate increases to cool their economies.
Fluctuating levels of acquisition and disposition activity impacted the Company's portfolio, production levels and financial results.
Net income (loss) over the past three years fluctuated primarily due to volatile commodity prices resulting in varying levels of oil and gas sales, PP&E impairment charges and reversals, unrealized derivative gains and losses on commodity contracts and the associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations fluctuated over the past three years primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	20

Summary of Quarterly Results

	2022				2021
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	1,016.6	1,097.3	1,286.5	1,092.7	900.4	826.7	849.2	630.2

Average daily production
Crude oil and condensate (bbls/d)	90,759	91,762	91,250	92,971	88,544	92,206	107,444	95,276
NGLs (bbls/d)	17,770	17,198	16,139	17,039	20,884	18,176	18,608	13,319
Natural gas (mcf/d)	153,572	144,356	130,724	136,667	125,871	130,823	135,531	64,732
Total (boe/d)	134,124	133,019	129,176	132,788	130,407	132,186	148,641	119,384

Net income (loss)	(498.1)	466.4	331.5	1,183.6	121.6	77.5	2,143.3	21.7
Net income (loss) per share	(0.90)	0.83	0.58	2.05	0.21	0.13	3.68	0.04
Net income (loss) per share – diluted	(0.90)	0.82	0.58	2.03	0.21	0.13	3.65	0.04

Adjusted net earnings from operations (1)	209.8	242.9	272.1	240.9	160.0	142.6	117.6	95.1
Adjusted net earnings from operations per share (1)	0.38	0.43	0.48	0.42	0.27	0.25	0.20	0.18
Adjusted net earnings from operations per share – diluted (1)	0.38	0.43	0.47	0.41	0.27	0.24	0.20	0.18

Cash flow from operating activities	589.5	647.0	529.6	426.1	492.4	414.2	285.5	303.7

Adjusted funds flow from operations (1)	522.8	576.5	599.1	534.0	432.5	393.9	387.8	262.7

Adjusted working capital surplus (deficiency) (1)	95.1	47.9	(40.9)	(91.8)	(201.6)	(108.8)	(16.1)	(55.9)
Total assets	9,486.4	10,437.6	10,279.4	10,412.5	9,171.2	9,231.5	9,283.4	6,610.7
Total liabilities	2,993.0	3,224.6	3,501.3	3,901.2	3,765.9	3,897.4	4,044.4	3,777.5
Net debt (1)	1,154.7	1,198.3	1,467.9	1,775.2	2,005.0	2,138.8	2,324.2	2,013.4

Weighted average shares – diluted (millions)	559.2	567.4	575.9	582.7	587.7	587.1	587.8	536.6

Capital acquisitions	1.3	88.2	0.3	0.9	5.2	0.9	936.3	—
Capital dispositions	1.2	(244.1)	(37.8)	(2.9)	(0.1)	(3.8)	(87.9)	(7.2)
Development capital expenditures	246.4	308.5	196.9	204.3	229.5	187.1	88.4	119.2

Dividends declared	118.8	44.9	37.1	(0.2)	26.0	19.0	1.5	1.3
Dividends declared per share	0.2150	0.0800	0.0650	—	0.0450	0.0325	0.0025	0.0025
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the crude oil, condensate and natural gas benchmark prices, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions, voluntary shut-ins and subsequent reactivations, and natural declines.
Net income (loss) has fluctuated over the past eight quarters primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense.
Adjusted net earnings from operations has fluctuated over the past eight quarters, primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense.
Capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels which vary based on a number of factors, including the prevailing commodity price environment.

CRESCENT POINT ENERGY CORP.	21

Fourth Quarter 2022 Review
•Crescent Point's production averaged 134,124 boe/d in the fourth quarter of 2022, weighted 81 percent towards crude oil and liquids.
•Adjusted funds flow from operations totaled $522.8 million in the fourth quarter of 2022, a 9 percent decrease from $576.5 million in the third quarter of 2022. The decrease was primarily attributable to lower WTI pricing.
•During the fourth quarter of 2022, the Company spent $213.9 million on drilling and development activities, drilling 52 (49.4 net) wells. Crescent Point also spent $32.5 million on facilities and seismic, for total development capital expenditures of $246.4 million.
•Net debt was reduced by $43.6 million in the fourth quarter of 2022, ending at $1.15 billion or 0.5 times trailing adjusted funds flow from operations.
•Net loss of $498.1 million was impacted by a $985.0 million impairment charge primarily attributable to higher costs and a change in the development timing on the Company's Southeast and Southwest Saskatchewan CGUs.
Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2022.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:
1.pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;
2.are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and
3.are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2022, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2022 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2022, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2022 was audited by PricewaterhouseCoopers LLP, as reflected in their report accompanying the Company's financial statements for the year ended December 31, 2022. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
With the COVID-19 pandemic, the Company ensured that the operating effectiveness of current controls continued with the adoption of a work from home policy for employees as well as physical distancing protocols within field operations. Neither Crescent Point's DC&P nor its ICFR have been changed in a way that materially affects, or is reasonably likely to materially affect, Crescent Point's DC&P or ICFR, respectively, as a result of the measures taken in response to COVID-19.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

CRESCENT POINT ENERGY CORP.	22

Guidance
Crescent Point's guidance for 2023 is as follows:

Total Annual Average Production (boe/d) (1)	138,000 - 142,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,000 - $1,100
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,040 - $1,140

Other Information for 2023 Guidance
Reclamation activities ($ millions) (3)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$14.25 - $15.25
Royalties	13.75% - 14.25%
(1)Total annual average production (boe/d) is comprised of approximately 80% Oil, Condensate & NGLs and 20% Natural Gas.
(2)Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic.
(3)Reflects Crescent Point's portion of its expected total budget.
Return of Capital Outlook

Base Dividend
Current quarterly base dividend per share	$0.10
Additional Return of Capital
% of discretionary excess cash flow (1) (2)	50%
(1)Discretionary excess cash flow is calculated as excess cash flow less base dividends.
(2)This % is part of a framework that targets to return up to 50% of discretionary excess cash flow to shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2022 Annual Information Form, which along with other relevant documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CRESCENT POINT ENERGY CORP.	23

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, “total netback”, "operating netback", "netback", “adjusted funds flow from operations”, "excess cash flow", "discretionary excess cash flow", "base dividends", "adjusted working capital (surplus) deficiency", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from operations per share” and “adjusted net earnings from operations per share - diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback:

($ millions)	2022	2021	% Change
Oil and gas sales	4,493.1	3,206.5	40
Royalties	(600.9)	(408.8)	47
Operating expenses	(713.1)	(625.3)	14
Transportation expenses	(139.8)	(117.7)	19
Total operating netback	3,039.3	2,054.7	48
Realized loss on commodity derivatives	(641.8)	(360.8)	78
Total netback	2,397.5	1,693.9	42
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Base dividends is a historical non-GAAP financial measure and is calculated as dividends declared less special dividends declared as part of the Company’s return of capital framework and adjusted for timing of the dividend record date. Base dividends are based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in the capital allocation process and dividend growth over time, and assists in determining the additional return of capital to shareholders as part of the Company’s return of capital framework.
The following table reconciles dividends declared to base dividends:

($ millions)	2022	2021	% Change
Dividends declared	200.6	47.8	320
Dividend timing adjustment (1)	(29.0)	(26.1)	11
Special dividends	(19.4)	—	100
Base dividends	152.2	21.7	601
(1)Dividends declared where the declaration date and record date are in different periods.
Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 17 – "Capital Management" in the audited consolidated financial statements for the year ended December 31, 2022 for additional information on the Company's capital management.
Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company and other items (excluding net acquisitions and dispositions). The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.
Discretionary excess cash flow is a historical non-GAAP financial measure and is defined as excess cash flow less base dividends. The most directly comparable financial measure to discretionary excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Discretionary excess cash flow is a key measure that assesses the funds available for reinvestment in the Company’s business or for return of capital to shareholders beyond the base dividend.

CRESCENT POINT ENERGY CORP.	24

The following table reconciles cash flow from operating activities to adjusted funds flow from operations, excess cash flow and discretionary excess cash flow:

($ millions)	2022	2021	% Change
Cash flow from operating activities	2,192.2	1,495.8	47
Changes in non-cash working capital	15.0	(51.6)	(129)
Transaction costs	5.1	12.5	(59)
Decommissioning expenditures (1)	20.1	20.2	—
Adjusted funds flow from operations	2,232.4	1,476.9	51
Capital expenditures	(1,027.4)	(676.1)	52
Payments on lease liability	(20.4)	(21.2)	(4)
Decommissioning expenditures	(20.1)	(20.2)	—
Other items (2)	(12.3)	29.0	(142)
Excess cash flow	1,152.2	788.4	46
Base dividends	(152.2)	(21.7)	601
Discretionary excess cash flow	1,000.0	766.7	30
(1)Excludes amounts received from government grant programs.
(2)Other items include, but are not limited to, unrealized gains and losses on equity derivative contracts, sale of long-term investments and transaction costs. Other items exclude net acquisitions and dispositions.
Adjusted working capital (surplus) deficiency is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition. Adjusted working capital (surplus) deficiency is a component of net debt and is a measure of the Company's liquidity.
The following table reconciles adjusted working capital (surplus) deficiency:

($ millions)	2022	2021	% Change
Accounts payable and accrued liabilities	448.2	450.7	(1)
Dividends payable	99.4	43.5	129
Long-term compensation liability (1)	59.2	42.6	39
Cash	(289.9)	(13.5)	2,047
Accounts receivable	(327.8)	(314.3)	4
Prepaids and deposits (2)	(84.2)	(7.4)	1,038
Adjusted working capital (surplus) deficiency	(95.1)	201.6	(147)
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)Includes deposit on acquisition.
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital (surplus) deficiency, excluding the unrealized foreign exchange on translation of US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	2022	2021	% Change
Long-term debt (1)	1,441.5	1,970.2	(27)
Adjusted working capital (surplus) deficiency	(95.1)	201.6	(147)
Unrealized foreign exchange on translation of US dollar long-term debt	(191.7)	(166.8)	15
Net debt	1,154.7	2,005.0	(42)
(1)Includes current portion of long-term debt.
Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors these measures and uses them as key measures in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financial considerations.

CRESCENT POINT ENERGY CORP.	25

Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments, gains or losses on capital acquisitions and dispositions and deferred tax related to these adjustments. Adjusted net earnings from operations is a key measure of financial performance that is more comparable between periods. Adjusted net earnings from operations for the year ended December 31, 2021 also excludes deferred tax related to a change in estimated usable tax pools resulting from a recent potential precedent setting Federal Court case. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income.
The following table reconciles net income to adjusted net earnings from operations:

($ millions)	2022	2021	% Change
Net income	1,483.4	2,364.1	(37)
Amortization of E&E undeveloped land	15.2	51.0	(70)
Impairment reversal	(428.6)	(2,514.4)	(83)
Unrealized derivative (gains) losses	(171.0)	141.4	(221)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	27.7	(37.0)	(175)
Unrealized gain on long-term investments	—	(3.1)	(100)
Gain on sale of long-term investments	—	(7.0)	(100)
Net gain on capital dispositions	(25.9)	(58.4)	(56)
Deferred tax adjustments	64.9	578.7	(89)
Adjusted net earnings from operations	965.7	515.3	87
Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are non-GAAP ratios and are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	26

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, have been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, propane, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties;
● Years of inventory in the Kaybob Duvernay play;
● Focus on core areas and long-term sustainability;
● Return of capital framework, targeting the return of up to 50 percent of discretionary excess cash flow, in addition to base dividends, through a combination of share repurchases and dividends;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;

● Based on current forecast commodity prices, the Company expects to generate strong returns and cash flow to provide continued returns to shareholders;
● The Company's Canadian gas production generally trading at a slight premium to AECO pricing;
● Crescent Point's 2023 production and capital expenditures guidance, and other information forming part of the 2023 guidance;
● Crescent Point's return of capital outlook including dividend expectations and additional return of capital target as a percentage of discretionary excess cash flow;
● The Company's liquidity and financial flexibility;
● NCIB expectations; and
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general, including as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.

CRESCENT POINT ENERGY CORP.	27

Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
The Company files its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
Years of corporate inventory figures include proved and probably locations, as derived from the independently evaluated (by McDaniel & Associates Consultants Ltd.) Reserves Report in accordance with NI 51-101 and the COGE Handbook, and additional internally identified net drilling locations.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s annual aggregate production for 2022 and 2021, the aggregate production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	2022					2021
	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1
Light & Medium Crude Oil (bbl/d)	14,274	13,671	12,347	15,752	15,365	17,859	15,517	15,046	20,181	20,699
Heavy Crude Oil (bbl/d)	4,027	3,870	4,102	4,103	4,034	4,203	4,226	4,199	4,269	4,118
Tight Oil (bbl/d)	53,861	52,095	54,030	53,521	55,837	62,492	55,965	58,233	65,595	70,459
Total Crude Oil (bbl/d)	72,162	69,636	70,479	73,376	75,236	84,554	75,708	77,478	90,045	95,276

NGLs (bbl/d)	36,556	38,893	38,481	34,013	34,774	29,054	33,720	32,904	36,007	13,319

Shale Gas (mcf/d)	130,902	142,803	134,049	119,924	126,622	103,124	115,482	117,339	125,830	53,198
Conventional Natural Gas (mcf/d)	10,482	10,769	10,307	10,800	10,045	11,328	10,389	13,484	9,701	11,534
Total Natural Gas (mcf/d)	141,384	153,572	144,356	130,724	136,667	114,452	125,871	130,823	135,531	64,732

Total (boe/d)	132,282	134,124	133,019	129,176	132,788	132,683	130,407	132,186	148,641	119,384

CRESCENT POINT ENERGY CORP.	28

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Justin Foraie
Vice President, Engineering and Marketing
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020

Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	29